[vyyo LOGO]

August 7, 2007

Andrew Mew

Senior Staff Accountant

United States Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

Re:	Vyyo Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed April 2, 2007
File No. 000-30189

Dear Mr. Mew:

On July 31, 2007, Vyyo Inc. (the “Company”) requested that the deadline for responding to your letter dated June 18, 2007 containing comments to the Company’s Form 10-K for the fiscal year ended December 31, 2006 be extended from  July 31, 2007 to August 7, 2007.

We appreciate your approval of our request.  The Company is continuing to prepare its response to your letter.  However, the Company needs to speak with you regarding confidentiality of certain responses and, thus, needs additional time to complete its response.  Accordingly, the Company respectfully requests that the deadline for submission of a response be extended to August 14, 2007.

We sincerely appreciate your consideration of our request.  If you have any questions or if I can provide any other information at this time, please call me at 678.282.8011.

Sincerely,

/s/ Tashia L. Rivard

Tashia L. Rivard

General Counsel and

   Corporate Secretary